

Hi <<First Name>>,

I have some exciting news to share. **Well Traveled is launching a Community Round** 🎉 You might be wondering, what does that mean?

This means we're **letting our members and biggest supporters become investors in Well Traveled** for a minimum investment of $200. We decided to host a Community Round for Well Traveled on Wefunder to share the upside of our success with the people who know us best: our family, friends, and members (that's you!). You are our foundation and our why.

This Community Round is an extension of our Pre-Seed fundraise, which closed last year. That means **you'll be investing alongside investors that include Snapchat, Goodwater Capital, Gaingels, Copperwire Ventures** and more (to date, Well Traveled has raised $1.8M total). We believe our members should have the same opportunity to invest in our company's growth and success, and we are excited to invite you to become an investor in Well Traveled today.

The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company. Our Community Round is about building a network of people who share our mission to build the home for a new generation of foodies, travelers and adventure seekers.

**We're sharing this opportunity with you (our members) one week before we open up to the public next week on Friday, May 5.**

To learn more, **head over to our Wefunder page** to read about our traction, investor perks and full round details.

I am incredibly proud of what our team has achieved to date and we're just getting started. The future is bright and I'm so excited to invite you to join us on this journey.

Thank you for your continued support and please feel free to reach out to me directly with any questions.

Sam

Founder, Well Traveled
www.welltraveledclub.com



WELL ☀ TRAVELED

Hi <<First Name>>,

I wanted to share a quick update as **Well Traveled's Community Round** is *launching publicly in a matter of hours.* I am so excited to share that we're **already 82% committed** on our target -- with $41,100 raised from you, our members!

This is incredible. **THANK YOU** to those of you who have invested in Well Traveled so far, We can't express how much it means to us to feel your enthusiasm for what we're building (seriously y'all's messages make our day).

We've been so blown away by everyone's quick support that we're extending this round size beyond our initial $50K target, to allow more members and supporters from our network to participate.

If you would like to learn more but haven't had the chance yet, **head over to our WeFunder page** to read about our traction, investor perks and full round details.

Thank you for your continued support and please feel free to reach out to me directly with any questions.

Sam

Founder, Well Traveled
www.welltraveledclub.com

  











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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.